Exhibit 4.21

15th. June 2007

China Telecommunications Corporation

China Telecom Corporation Limited

MASTER AGREEMENT

for the sale and purchase of the shares in China

Telecom (Hong Kong) International Limited

China Telecom System Integration Company

Limited and China Telecom (USA) Corporation

MASTER AGREEMENT

dated 15th. June 2007

PARTIES

(1)	CHINA TELECOMMUNICATIONS CORPORATION, a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Street, Xicheng District, Beijing, PRC (the Seller)

(2)	CHINA TELECOM CORPORATION LIMITED, a company incorporated under the laws of the PRC whose registered office is at 31 Jinrong Street, Xicheng District, Beijing, PRC (the Purchaser)

(together the parties)

BACKGROUND

(A)	The Seller is the sole legal and beneficial owner of all of the issued share capital of the Companies.

(B)	The Seller has agreed to sell and the Purchaser has agreed to purchase all of the issued share capital of the Companies on the terms and subject to the conditions set out in this Agreement.

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 4.

IT IS AGREED:

1. SALE AND PURCHASE

The Seller shall sell, and the Purchaser shall purchase, the Shares with effect from Closing with all rights then attaching to them including the right to receive all distributions and dividends declared, paid or made in respect of the Shares on or after Closing. The sale and purchase of the Shares shall be on the terms of this Agreement and shall be effected under the agreements for transfer of shares entered into in relation to each Company (the Share Transfer Agreements).

2. PRICE

2.1 The overall price (the Price) for the Shares shall be the aggregate of the prices for each Set of Shares in the amount of RMB 1.408 billion which shall be payable on Closing.

2.2 Any increase in net asset value of each Company between the Valuation Date and the Closing Date resulting from any profit shall be for the Seller’s account and any diminution in net asset value of each Company during the same period resulting from any loss should be compensated in cash by the Seller to the Purchaser.

3. CONDITIONS TO CLOSING

3.1 Closing shall be conditional on fulfilment of the following Conditions:

(a)	the passing of a resolution by the board of directors of the Purchaser approving the Proposed Transaction;

(b)	there having been no Material Adverse Change to the financial conditions, business operations or prospects of any of the Companies; and

(c)	all required government approvals are obtained either unconditionally or on terms satisfactory to the Purchaser.

3.2 The Conditions, or any of them, may be waived by notice in writing by the Purchaser.

4. PRE-CLOSING SELLER UNDERTAKINGS

4.1 Until Closing, the Seller shall (except as the Purchaser may approve in writing):

(a)	ensure that each Company carries on its business only in the ordinary and usual course; and

(b)	ensure that all reasonable steps are taken to preserve and protect the assets of each Company and to preserve and retain the goodwill of its business (including existing relationships with customers and suppliers).

5. CLOSING

5.1 Closing shall take place at the offices of the Seller in Beijing on such date as the Seller and the Purchaser may agree in writing or orally (and in any event within 15 Business Days after the fulfilment or waiver of the Conditions) (the Closing Date).

5.2 At Closing, each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that party under each Share Transfer Agreement.

6. SELLER WARRANTIES

6.1 The Seller warrants that it has, and will at Closing have, the right to sell and transfer full legal and beneficial ownership of the Shares free from all Third party Rights. This warranty is not subject to any qualifications or limitations.

6.2 The Seller further warrants to the Purchaser as at the date of this Agreement in the terms of the Warranties set out in Schedule 2. The Warranties set out in the separate paragraphs of Schedule 2 shall be separate and independent and (except as expressly otherwise provided) no Warranty shall be limited by reference to any other Warranty. Any claim by the Purchaser for breach of any Warranty shall be subject to the provisions of Schedule 3.

6.3 The Warranties shall not be extinguished or affected by Closing or by any other event or matter except a specific written release by the Purchaser.

7. PURCHASER’S RIGHTS TO TERMINATE

7.1 The Purchaser may terminate this Agreement (other than the Surviving Provisions) by notice to the Seller at any time before Closing if any of the following circumstances arises or occurs at any time before Closing, namely:

(a)	any Material Adverse Change;

(b)	a material breach of any Warranty as given on the date of this Agreement;

(c)	any event or circumstance which would constitute a material breach of any of the Warranties if they were repeated at any time before Closing by reference to the facts and circumstances then existing (on the basis that references in the Warranties to the date of this Agreement were references to the relevant date);

(d)	any material breach by the Seller of its obligations under this Agreement.

7.2 If the Purchaser terminates this Agreement under clause 7.1, neither party shall have any claim of any nature against the other party under this Agreement (except in respect of any rights and liabilities which have accrued before termination or under any of the Surviving Provisions).

8. TAX

8.1 All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings (except only as provided in this Agreement or as may be required by law). If any tax authority brings into charge to tax any sum paid to the Purchaser under this Agreement, then the Seller shall pay such additional amount as shall be required to ensure that the total amount paid, less the tax chargeable on such amount, is equal to the amount that would otherwise be payable under this Agreement.

9. POST CLOSING UNDERTAKINGS

9.1 The Seller shall ensure that for 6 months after the Closing Date, the Seller Group shall provide to each Company such facilities and services provided by the Seller Group to each Company during the 6 months preceding the Closing Date as the Purchaser may from time to time reasonably require to enable each Company to carry on its business in all material respects in the same manner as carried on during the 6 months preceding the Closing Date.

10. PAYMENTS

10.1 Any payment to be made under this Agreement by the Purchaser (or any of its Affiliates) shall be made to the Seller’s bank account as notified by the Seller to the Purchaser in writing prior to Closing in immediately available funds in RMB on the due date for payment, or to such other account as the Seller shall nominate in writing. Any payment to be made under this Agreement by the Seller (or any of its Affiliates) shall be made to the Purchaser’s bank account as notified by the Purchaser to the Seller in writing in immediately available funds in RMB on the due date for payment, or to such other account as the Purchaser shall nominate in writing.

10.2 Receipt of any sum in the relevant bank account pursuant to clause 10.1 shall be an effective discharge of the relevant payment obligation.

10.3 If any sum due for payment under this Agreement is not paid on the due date for payment, the person in default shall pay interest at the then prevailing bank loan interest rate on that sum from (but excluding) the due date to (and including) the date of actual payment calculated on a daily basis.

11. CONFIDENTIALITY

11.1 For the purposes of this clause 11:

(a)	Confidential Information means:

(i)	(in relation to the obligations of the Purchaser) any information relating to the Seller which is received or held by the Purchaser (or any of its Representatives); or

(ii)	(in relation to the obligations of the Seller) any information relating to the Purchaser received or held by the Seller (or any of its Representatives) or, for the avoidance of doubt, following Closing which includes any information relating to any Company; and

(iii)	information relating to the provisions of, and negotiations leading to, this Agreement;

and includes written information and information transferred or obtained orally, visually, electronically or by any other means;

(b)	Representatives means, in relation to a party, its respective Affiliates and the directors, officers, employees, agents, advisers, accountants and consultants of that party and/or of its respective Affiliates.

11.2 Each of the Seller and the Purchaser shall keep (and ensure that each of its Representatives keeps) Confidential Information confidential and not disclose it to any person except (i) as this clause 11 permits or (ii) as the other party approves in writing.

11.3 The confidentiality obligation under clause 11.2 shall not apply if and to the extent that the Seller or the Purchaser (as the case may be) can demonstrate that:

(a)	disclosure is required by law or by any stock exchange or governmental, regulatory or supervisory body or authority of competent jurisdiction (provided that the disclosing party shall first inform the other party of its intention to disclose such information and take into account the reasonable comments of the other party);

(b)	the Confidential Information was lawfully in its possession or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy prior to its being received or held;

(c)	the Confidential Information has become publicly available not through its fault (or that of any of its Representatives);

(d)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement.

12. ASSIGNMENT

12.1 The benefit of the Warranties may be assigned (in whole or in part) by the Purchaser without the consent of the Seller to, and may be enforced by, any Permitted Assignee as if it were the Purchaser under this Agreement. For this purpose, a Permitted Assignee means any member of the Purchaser Group.

12.2 The Purchaser may assign its rights under this by way of security to any bank(s) and/or financial institution(s) lending money or making other banking facilities available to the Purchaser for the acquisition of the Shares.

12.3 Except as provided in clauses 12.1 and 12.2, neither party shall (nor shall it purport to) assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement without the prior written consent of the other party.

13. COSTS

13.1 Subject to clause 13.2 and except as otherwise provided in this Agreement, the Seller and the Purchaser shall each be responsible for its own costs, charges and other expenses (including those of its Affiliates) incurred in connection with negotiating, preparing, entering into and completing this Agreement.

13.2 Any stamp duty or other transfer taxes (including interest and penalties) payable in respect of the transfer of the Shares shall be borne by each of the Purchaser and the Seller equally.

14. NOTICES

14.1 Any notice in connection with this Agreement shall be in writing in Chinese and delivered by hand, fax, registered post or by courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received (i) at the time of delivery, if delivered by hand, registered post or by courier or (ii) at the time of transmission if delivered by fax.

14.2 The addresses and fax numbers of the parties for the purpose of clause 14.1 are:

Seller	Address:	Jinrong Street, Xicheng District, Beijing, 100032.P. R. China

For the attention of: Mr Sun Dawei	Fax:	(8610) 5850 1304

Purchaser	Address:	Jinrong Street, Xicheng District, Beijing, 100032.P. R. China

For the attention of: Mr Wang Qi	Fax:	(8610) 5850 1294

15. CONFLICT WITH OTHER AGREEMENTS

If there is any conflict between this Agreement and any other agreement relating to the Proposed Transaction, this Agreement shall prevail unless (i) such other agreement expressly states that it overrides this Agreement in a relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

16. WAIVERS, RIGHTS AND REMEDIES

16.1 If a liability arises under a Seller Obligation, then any amounts due from the Seller in satisfaction of that liability shall be paid in full without any deduction or retention. The Seller waives and relinquishes any right of set-off or counterclaim which it may have in respect of that payment.

17. GENERAL

17.1 No amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of the parties to it.

17.2 If any provision of this Agreement is held to be invalid or unenforceable, it shall not invalidate any of the remaining provisions of this Agreement. The parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision which carries out, as closely as possible, the intentions of the parties under this Agreement.

17.3 This Agreement shall be effective upon its execution by the legal representatives of both parties hereto or their authorized representatives under the common seal.

17.4 This Agreement shall be written in Chinese language and in English language with 15 original copies in each language. Both language versions shall be equally authentic. All materials submitted to the relevant PRC Government Entity shall be written in Chinese.

18. GOVERNING LAW AND DISPUTE RESOLUTION

18.1 This Agreement shall be governed by PRC law.

18.2 The parties shall first attempt to resolve any dispute, controversy or claim (Dispute) arising out of or in connection with this Contract through friendly consultations. If the Dispute is not resolved within sixty (60) days after one party has given notice of it to the other party, then either party may submit the Dispute to the China International Economic and Trade Arbitration Commission (CIETAC) in Beijing for arbitration in Chinese in accordance with its arbitration rules. The arbitration tribunal shall consist of three arbitrators appointed in accordance with the CIETAC arbitration rules.

SCHEDULE 1

DETAILS OF THE COMPANIES

Name	Country of Incorporation	Directors	Issued or Registered Capital		Shareholders
China Telecom (Hong Kong) International Limited	Hong Kong SAR, PRC	Ma Yimin, Pang Tie and Zhang Xu	HK$	10,000	China Telecommunications Corporation (100%)

China Telecom (USA) Corporation	Delaware, USA	Tan Yijun	US$	23,040,000	China Telecommunications Corporation (100%)

China Telecom System Integration Co. Ltd.	PRC	Zhang Jiping Liang Zhiping Liu Zhiyong He Zhiqiang Sun Dawei Ke Diejuan Zhao Jinyan	RMB	142,254,500	China Telecommunications Corporation (64.33%), China Huaxin Post Economic Development Centre (35.67%)

SCHEDULE 2

SELLER WARRANTIES

1. THE SELLER, EACH COMPANY AND THE SHARES

1.1 Authorisations, valid obligations and consents

(a)	Each of the Seller and each Company has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences or authorisations (other than PRC Approvals at the time of execution of this Agreement) required to empower it to enter into and perform its obligations under this Agreement to which it is a party.

(b)	Entry into and performance by the Seller and each Company of this Agreement (i) will not breach any provision of its memorandum and articles of association, by-laws or equivalent constitutional documents and (ii) (subject to the fulfilment of the Conditions) will not result in a breach of any law, regulation, order, decree or judgment of any court or any governmental or regulatory authority.

1.2 Details of the Shares and each Company

(a)	Each Company is validly incorporated, in existence and has full power to conduct its business as conducted at the date of this Agreement.

(b)	Each Set of Shares constitutes the whole of the issued share capital of each Company. No person has the right to call for the issue of any share or loan capital in each Company. All the Shares are fully paid or properly credited as fully paid and there is no liability to pay any additional contributions on the Shares.

(c)	The Seller is the sole owner of the Shares free from all Third party Rights. The Seller is entitled to transfer (or procure the transfer of) the full ownership of the Shares to the Purchaser on the terms of this Agreement.

(d)	The information in respect of each Company set out in Schedule 1 is true, accurate and not misleading.

2. FINANCIAL MATTERS

2.1 The Accounts. The Accounts give a true and fair view of the state of affairs of each Company and its assets and liabilities as at the Accounts Date and of the results thereof for the financial year ended on the Accounts Date.

2.2 Position since the Accounts Date. Since the Accounts Date:

(a)	there has been no Material Adverse Change;

(b)	each Company has carried on business in the ordinary and usual course and no Company has made or agreed to make any payment other than routine payments in the ordinary and usual course of trading;

(c)	no Company has declared, authorised, paid or made any dividend or other distribution (whether in cash, stock or in kind) nor has it reduced any paid-up share capital (except for any dividends provided for in the Accounts;

(d)	no Company has issued or agreed to issue any share or loan capital or other similar interest;

(e)	no Company has acquired or disposed of, or agreed to acquire or dispose of, any asset not in the ordinary course of business;

(f)	no Company has repaid any borrowing or indebtedness in advance of its stated maturity;

(g)	there has been no material increase or decrease in the levels of debtors or creditors or in the average collection or payment periods for debtors and creditors respectively of any Company;

(h)	no debt of any Company has become due and payable, or capable of being declared due and payable, before its normal or originally stated maturity and no Company has received a demand or other notice requiring its debt be paid or repaid before its normal or originally stated maturity; and

(i)	no debt owing to any Company has been released, deferred, subordinated or written off or has proved to any extent irrecoverable.

2.3 Accounting and other records. The statutory books, books of account and other records of each Company required to be kept by applicable laws are up-to-date and have been maintained in all material respects in accordance with all such laws and relevant generally accepted accounting practices on a proper and consistent basis and comprise accurate records of all information required to be recorded. All such statutory books, books of account and other records are in the possession or under the control of each Company together with all documents of title and executed copies of all existing agreements which are necessary for the proper conduct of the business of each Company and to which each Company is a party.

3. REGULATORY MATTERS

3.1 Licences. Each Company has obtained all licences, permissions, authorisations (public or private) and consents (together, Approvals) required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement and in accordance with all applicable laws and regulations. These Approvals are in full force and effect, are not limited in duration or subject to any materially unusual or onerous conditions and have been complied with in all material respects. There no circumstances which indicate that any of these Approvals will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events (whether as a result of the Proposed Transaction or otherwise).

3.2 Compliance with laws. Each Company has conducted its business and corporate affairs in accordance with its memorandum and articles of association, by-laws or other equivalent constitutional documents and in all material respects in accordance with all applicable laws and regulations. No Company is in default of any statute, regulation, order, decree or judgment of any court or any governmental or regulatory authority in any relevant jurisdiction.

4. THE BUSINESS ASSETS

4.1 Ownership. Each of the assets included in the Accounts is the absolute property of each relevant Company and is free from all Third party Rights except for:

(a)	title retention provisions in respect of goods and materials supplied to each Company in the ordinary course of their business;

(b)	liens arising in the ordinary course of the business of each Company by operation of law.

4.2 Possession and third party facilities. All the business assets of each Company are in its possession or under its control and there are no circumstances which might result in any Governmental Entity expropriating any such assets. Where each Company uses any assets in its business but does not own them or any person provides facilities or services to each Company, no default event or other event or circumstance has occurred which may entitle any person to terminate any arrangement for such use or provision.

5. CONTRACTUAL MATTERS

5.1 Material contracts. No Company is a party to any agreement or arrangement which:

(a)	by virtue of the Proposed Transaction, is likely to result in any other party being relieved of any obligation or becoming entitled to exercise any right (including any termination right or any pre-emption right or other option) or in any Company losing any benefit, right or licence which it currently enjoys or in a liability or obligation of any Company being created or increased;

(b)	was entered into otherwise than in the ordinary course of business or not on arm’s length terms;

(c)	requires, or confers any right to require, the issue of any shares, debentures or other securities of any Company now or at any future time;

(d)	establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement; or

(e)	relates to the sale or disposal of a company or business where any Company remains subject to any liability (whether contingent or otherwise) which is not fully provided for in the Accounts.

5.2 Defaults. No Company is in material default under any agreement or arrangement to which it is a party and, so far as the Seller is aware, there are no circumstances likely to give rise to such a default. So far as the Seller is aware, no party with whom any Company has entered into any agreement or arrangement is in material default under it and there are no circumstances likely to give rise to such a default.

6. LITIGATION AND INVESTIGATIONS

6.1 Litigation. Except as claimant in the collection of debts arising in the ordinary course of business (i) no Company is a claimant or defendant in or otherwise a party to any litigation, arbitration or administrative proceedings which are in progress, threatened or pending by or against or concerning it or any of its assets and (ii) the Seller is not aware of any circumstances which are likely to give rise to any such proceedings.

6.2 Investigations. No governmental, administrative, regulatory or other official investigation or inquiry concerning any Company is in progress or pending and there are no circumstances likely to lead to any such investigation or inquiry.

7. INTELLECTUAL PROPERTY

7.1 Intellectual Property Rights.

(a)	Each Company owns all of the rights and interests in and has title to, or has validly licensed to it, all of the Intellectual Property Rights used by it at the time of execution of this Agreement.

(b)	The licences of Intellectual Property Rights granted to, and by, each Company are binding and in force. None of the parties to them is in default, there are no grounds on which they might be terminated and no disputes have arisen or are foreseeable in connection with them.

7.2 No infringement. None of the operations of each Company infringes, or has in the last 1 year infringed, the Intellectual Property Rights of a third party and no third party is infringing the Intellectual Property Rights.

7.3 Data protection. Each Company complies with all applicable data protection laws, guidelines and industry standards and neither the Seller nor any Company has received any notice or allegation alleging that any Company has not complied with any of them.

8. ENVIRONMENT

8.1 Compliance with environmental laws. Each Company is and always has been in compliance with environmental laws and there are no circumstances which may give rise to any liability, obligation or duty under environmental laws.

SCHEDULE 3

LIMITATIONS ON LIABILITY FOR CLAIMS

1. Matters fairly disclosed. The Seller shall not be liable for any Claim if and to the extent that (i) the fact, matter, event or circumstance giving rise to the Claim was fairly disclosed to the Purchaser or (ii) the matter is specifically provided or reserved for (and not released prior to Closing) in the Accounts.

2. Time Limits. The Seller shall not be liable for any Claim unless the Seller receives from the Purchaser a notice containing details of the Claim (including the Purchaser’s estimate (on a without prejudice basis) of the amount of such Claim) within 2 years from the date of this Agreement.

3. Maximum limit for all Claims. The aggregate amount of the liability of the Seller for all Claims shall not exceed the Price.

4. No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once in respect of any one liability, loss, cost or shortfall, regardless of whether more than one Claim arises in respect of it.

SCHEDULE 4

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Accounts means, in relation to any financial year of each Company, the audited balance sheet of each Company and the audited profit and loss account of each Company in each case as at the Accounts Date in respect of that financial year and in the Agreed Form together with any notes, reports, statements or documents included in or annexed or attached to them;

Accounts Date means (a) with respect to China Telecom System Integration Co. Ltd. and China Telecom (USA) Corporation, 31 December 2006 and (b) with respect to China Telecom (Hong Kong) International Limited, 30 April 2007;

Affiliate means, in relation to any party, any subsidiary or parent company of that party and any subsidiary of any such parent company, in each case from time to time;

Business Day means a day (other than a Saturday or Sunday) on which banks generally are open in Beijing for the transaction of normal banking business;

Claim means any claim for breach of Warranty under clause 6;

Closing means completion of the sale and purchase of the Shares in accordance with this Agreement;

Closing Date has the meaning given in clause 5.1;

Companies means the companies the Shares of which are listed in Schedule 1, and Company means any of them;

Conditions means the conditions to Closing set out in clause 3.1;

Confidential Information has the meaning given in clause 11;

Exchange Rate means, with respect to a particular currency for a particular day, the spot rate of exchange (the closing mid-point) for that currency into RMB on such date at the rate quoted by the People’s Bank of China as at the close of business in Beijing as at such date);

Governmental Entity means any national, province, municipal or local government (including any subdivision, court, administrative agency or commission or other authority thereof);

Intellectual Property Rights or IPR means patents, trade marks, service marks, logos, get-up, trade names, internet domain names, rights in designs, copyright (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and all rights or forms of protection having equivalent or similar effect anywhere in the world and registered includes registrations and applications for registration;

IT Systems means the information and communications technologies used by any Company, including hardware, proprietary and third party software, services, networks, peripherals and associated documentation;

Material Adverse Change means any event, circumstance, effect, occurrence or state of affairs or any combination thereof (whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards) which is, or is reasonably likely to be, materially adverse to the business, operations, assets, liabilities (including contingent liabilities) financial condition or prospects of each Company;

Parent company means any company which holds a majority of the voting rights in another company, or which is a member of another company and has the right to appoint or remove a majority of its board of directors, in either case whether directly or indirectly through one or more companies;

Permitted Assignee has the meaning given in clause 12;

PRC means the People’s Republic of China;

PRC Approval means any approval, consent or permission required from any PRC Governmental Entity to implement the Proposed Transaction after execution of this Agreement;

Proposed Transaction means the sale and purchase of the Shares contemplated by this Agreement;

Purchaser Group means the Purchaser and its Affiliates from time to time;

Representatives has the meaning given in clause 11.1;

RMB or Renminbi means Renminbi, the lawful currency of the PRC;

Seller Group means the Seller and its Affiliates from time to time but excludes each Company;

Set of Shares means the shares comprising issued share capital or registered capital (as the case may be) of any particular Company which are to be sold by the Seller under this Agreement;

Shares means the shares comprising the entire issued share capital or registered capital (as the case may be) of each Company set out in Schedule 1;

Share Transfer Agreement has the meaning given to in clause 1;

subsidiary and subsidiaries means any company in relation to which another company is its parent company;

Surviving Provisions means clause 11 (Confidentiality), clause 12 (Assignment), clause 13 (Costs), clause 14 (Notices), clause 15 (Conflict with Other Agreements), clause 16 (Waivers, Rights and Remedies), clause1.1 (General), and clause 18 (Governing Law and Dispute Resolution);

tax includes, without limitation (a) taxes on gross or net income, profits and gains, and (b) all other taxes, levies, duties, imposts, charges and withholdings of any nature, including any excise, property, value added, sales, use, occupation, transfer, franchise and payroll taxes and any national insurance or social security contributions and any payment whatsoever which the relevant person may be or become bound to make to any person as a result of the discharge by that person of any tax which the relevant person has failed to discharge, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them and regardless of whether such taxes, levies, charges, withholdings, penalties and interest are chargeable directly or primarily against or attributable directly or primarily to the relevant person or any other person and of whether any amount of them is recoverable from any other person;

Valuation Date means the Accounts Date with respect to each Company;

Warranties means the warranties given pursuant to clause 6 and set out in Schedule 2;

2. Interpretation. In this Agreement, unless the context otherwise requires:

(a)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(b)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(c)	for the purposes of applying a reference to a monetary sum expressed in RMB, an amount in a different currency shall be deemed to be an amount in RMB translated at the Exchange Rate at the relevant date (which, in relation to a Claim, shall be the date of receipt of notice of that Claim under Schedule 3);

(d)	any statement in this Agreement qualified by the expression to the best of the Seller’s knowledge or so far as the Seller is aware or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the knowledge of each Company and each member of the Seller Group.

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement (except to the extent that it increases or alters the liability of any party under this Agreement).

4. Inconsistencies. Where there is any inconsistency between a definition set out in this Schedule and a definition set out in any clause or any other Schedule, then, for the purposes of construing that clause or Schedule, the definition set out in that clause or Schedule shall prevail.

5. Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.

SIGNATURE

In witness whereof, this Agreement has been duly executed by the legal representatives of the parties or their authorised representatives as of the day and year first written above.:

SIGNED	)	SIGNATURE:	/s/ Wang Xiaochu
for and on behalf of	)
CHINA TELECOMMUNICATIONS	)	NAME:	Wang Xiaochu
CORPORATION	)

SIGNED	)	SIGNATURE:	/s/ Wu Andi
for and on behalf of	)
CHINA TELECOM CORPORATION	)	NAME:	Wu Andi
LIMITED	)